

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2023

Jeffrey Tirman
Chief Executive Officer
Abri SPAC I, Inc.
9663 Santa Monica Blvd., No. 1091
Beverly Hills, CA 90210

> **Re: Abri SPAC I, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed July 25, 2023**
> **File No. 333-268133**

Dear Jeffrey Tirman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 5, 2023 letter.

Amendment No. 4 to Registration Statement on Form S-4

Background of the Business Combination, page 92

1. We note your disclosure that on July 20, 2023 Abri, Abri Sub, DLQ Parent, and DLQ entered into an amendment to the Merger Agreement to, among other things, remove provisions related to the transfer of certain intellectual property assets of Fixel AI, Inc. and Rebel AI, Inc., which were deemed to have "negligible independent value." Revise to discuss whether the agreed valuation of the company contemplated a different value of the intellectual property assets of Fixel AI, Inc. and Rebel AI, Inc., and if so, whether Abri's Board still recommends the business combination at the agreed upon valuation.

2.   We note your disclosure that "in May, 2023 DLQ management began discussions with certain investors interested in investment opportunities in their industry. The discussions were focused on the amount needed to cover closing costs of the Business Combination. The amount would not overlap with the Combined Company's financing arrangements if the Company enters onto an ELOC arrangement, which will only be secured at the time of the Business Combination if market conditions at that time are favorable." Please revise to clarify whether these discussions relate to the PIPE Investment, and if not, revise to clarify the likelihood that such financing is secured and the anticipated timing, a summary of the material terms of the financing, including the size and amount of the financing, and describe the investors with whom you entered such discussions.

3.   We note your disclosure that "During the months of June and July, DLQ was in discussions with investors whereby such investors would purchase shares of DLQ before the Closing of the Business Combination and therefore their shares would be registered as part of the Merger Consideration at the Closing. The shares of DLQ would convert into [*] shares of Abri Common Stock assuming a share price of [$10.00] per share." Please revise to clarify the likelihood that such purchase is made, a summary of the material terms, including the price at which the shares of DLQ would be sold and the number of shares of Abri Common Stock into which it is converible, and describe the investors with whom you entered such discussions.

Material U.S. Federal Income Tax Consequences, page 132

4.   We note your response to comment 4 that you included a tax opinion as Exhibit 8.1, but you do not appear to have filed the opinion, nor is it listed in the exhibit index. Please revise to provide a tax opinion related to the material tax consequences of the Business Combination to both Abri and DLQ Parent Stockholders. Refer to Section III.A.2 of Staff Legal Bulletin No. 19.

DLQ Inc. Carve-Out Consolidated Financial Statements for the Three Months Ended March 31, 2023
DLQ Inc. Notes to the Carve-Out Consolidated Financial Statements
Note 13 - Subsequent Events, page F-81

5.   Please revise your disclosure for the subsequent events in June 2023 regarding changes to the terms of the merger transaction to release DLQ from the obligation to complete the acquisition of the assets from the Sister Companies and to change the name of the Combined Company to Collective Audience, Inc. after the merger transaction is consummated as disclosed on page 97. Refer to ASC 855-10-50.

You may contact Robert Shapiro at 202-551-3273 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Alex Weniger-Araujo, Esq.